Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia Announces Third-Quarter

2013 Financial Results

TAIPEI, Taiwan, November 13, 2013 – GigaMedia Limited (NASDAQ: GIGM) today announced its unaudited financial results for the third quarter of 2013.

“Earlier this year, we formed new mobile games and social casino games teams – part of our strategic expansion initiatives in online games,” stated Collin Hwang, chief executive officer of GigaMedia Limited. “We have made good progress in adding new talent to these teams and developing these new game platforms, which has strengthened our outlook for 2014.”

“We also launched a new cloud computing business this year to drive further growth,” stated CEO Collin Hwang. “I am very pleased to announce that we expect our first top-line contributions from the cloud business in 4Q13 and we forecast momentum to continue from exciting new growth plans for 2014.”

“Overall, our 2014 financial outlook is bright with a growing pipeline of mobile and social casino games, the MMO game ArcheAge, a new and expanding cloud business, and a solid balance sheet,” stated CEO Collin Hwang. “We expect our sharply lowered cost structure, growth plans and strategic M&A to drive significant growth in shareholder value in 2014 and beyond.”

Third-Quarter Overview

•	Revenues of $3.8 million, all from GigaMedia’s online games business. Multiple new growth initiatives in online games and cloud computing planned for 2014. (See, “Business Outlook.”)

•	GigaMedia continued to maintain strong cost controls in the third quarter. Consolidated operating expenses were $6.6 million, including a non-cash impairment of $3.1 million mainly related to a legacy game project. Excluding the non-cash impairment, consolidated operating expenses were approximately $3.4 million, down approximately 41 percent from 3Q12.

•	Record-low headquarters operating expenses, down 64 percent from 3Q12.

•	Net loss of approximately $3.1 million, including 1) the aforementioned non-cash impairment of $3.1 million and 2) non-operating income of $1.3 million. Excluding the non-cash impairment, net income was approximately $30 thousand.

•	Cash flow from operations was nearly neutral with a net outflow of approximately $78 thousand.

•	Cash and marketable securities-current of approximately $74.3 million, or approximately $1.46 per share, up from $73.0 million at the end of 2Q13; zero debt.

Recent Developments

•	Improved outlook for 2014, with growth expected in both online games and cloud computing. (See, “Business Outlook.”)

•	Added top management talent: Simon Lee appointed new chief executive officer of GigaMedia’s cloud business, GigaCloud. Mr. Lee has deep experience in the regional cloud industry and a strong track record of developing new business and driving growth. Under Mr. Lee’s leadership, GigaCloud expects to make initial revenue contributions to GigaMedia in 4Q13 and is implementing a new growth strategy.

•	Added new independent director Alfred Wong to GigaMedia’s board. Mr. Wong brings to GigaMedia extensive experience in regional business development and mergers and acquisitions as GigaMedia increases its focus on driving growth in 2014.

•	Acquired in October a majority stake in a Taiwanese mobile game developer; strategic acquisition immediately adds mobile game technology and skilled team to support mobile game growth initiatives; total consideration approximately US$500 thousand.

•	Disposed of legacy investment in Taiwan-based game studio; consequently GigaMedia to record a disposal gain of approximately $1.0 million in 4Q13.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of online games and cloud computing services. GigaMedia’s online games business FunTown develops and operates a suite of games in Taiwan and Hong Kong, with focus on Web/mobile games and social casino games. GigaMedia’s cloud computing business GigaCloud was launched in early April 2013 and is focused on providing small and medium-sized enterprises in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness.

Unaudited consolidated results of GigaMedia are summarized in the table below.

GIGAMEDIA 3Q13 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	3Q13	2Q13	Change (%)	3Q13	3Q12	Change (%)
Revenues	3,810	3,654	4	3,810	7,193	-47
Gross Profit	2,030	1,928	5	2,030	4,888	-58
Loss from Operations	4,552	1,325	NM	4,552	909	NM
Net Income (Loss) Attributable to GigaMedia	(3,112)	84	NM	(3,112)	5,869	NM
Net Earnings (Loss) Per Share Attributable to GigaMedia, Diluted	(0.06)	0.00	NM	(0.06)	0.11	NM
EBITDA (A)	(2,582)	642	NM	(2,582)	6,707	NM
Cash, Cash Equivalents, Restricted Cash, and Marketable Securities-Current	74,281	72,960	2	74,281	98,359	-24

NM – Not Meaningful

(A)	EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Consolidated revenues for the third quarter of 2013 were $3.8 million; this compared to $3.7 million in the second quarter of 2013 and $7.2 million in the third quarter of 2012. Quarter-over-quarter results reflected growth in the company’s MMO games, which offset a decrease in GigaMedia’s PC-based casual online games. Year-over-year results reflected the effect on Giga’s currently PC-based online games business of the continuing shift in player preferences for browser/mobile games, as well as the deconsolidation of IAHGames revenues following the disposal of a majority ownership interest in IAHGames in August 2012.

In response to market trends, GigaMedia is currently rebuilding its portfolio with browser/mobile games and social casino games and plans to begin offering these games to its user base starting in early 2014.

Average monthly revenue per active paying account was $27.96 during the third quarter of 2013 compared to $27.76 in the previous quarter. Peak concurrent users were approximately 24,000 in the third quarter compared to approximately 23,000 in the second quarter.

Consolidated gross profit for the third quarter of 2013 was $2.0 million compared to $1.9 million in the second quarter of 2013 and to $4.9 million in the third quarter of 2012. Third-quarter 2013 consolidated gross profit margin was 53.3 percent compared to 52.8 percent in the second quarter of 2013 and 68.0 percent in the third quarter of 2012.

Consolidated operating expenses for the third quarter of 2013 were $6.6 million, which included non-cash impairment losses of approximately $3.1 million in the third quarter related primarily to the write-off of a legacy game project. Excluding the non-cash impairment losses, consolidated operating expenses were approximately $3.4 million. This compared to consolidated operating expenses of $3.3 million in the second quarter of 2013 and to $5.8 million in the third quarter of 2012.

Consolidated product development and engineering expenses were $510 thousand in the third quarter of 2013 compared to $319 thousand in the previous quarter and $334 thousand in the third quarter of 2012.

Consolidated selling and marketing expenses were $1.3 million in the third quarter of 2013 compared to $1.2 million in the previous quarter and $1.9 million in the third quarter of 2012.

Consolidated general and administrative expenses were $1.7 million in the third quarter versus $1.7 million in the previous quarter and $3.6 million in the third quarter of 2012. Corporate operating expenses were a record low at approximately $840 thousand in the third quarter of 2013, down from $990 thousand in the second quarter of 2013.

Consolidated loss from operations for the third quarter of 2013 was $4.6 million. Excluding the third-quarter 2013 non-cash impairment losses, consolidated loss from operations was approximately $1.4 million. This compared to a loss of $1.3 million in the second quarter of 2013 and approximately $910 thousand in the third quarter of 2012. The period variations mainly reflected the impact of the third-quarter 2013 non-cash impairment losses of approximately $3.1 million.

Consolidated non-operating expenses/income during the third quarter of 2013 was income of $1.3 million compared to income of $1.4 million in the second quarter of 2013 and income of $6.8 million recorded in the third quarter of 2012.

Consolidated net income for the third quarter of 2013 was a loss of $3.1 million. Excluding the previously mentioned third-quarter 2013 non-cash impairments, net income was approximately $30 thousand. This compared to net income of $84 thousand in the second quarter of 2013 and income of $5.9 million in the third quarter of 2012.

Consolidated EBITDA for the third quarter of 2013 was a loss of $2.6 million. Excluding the third-quarter 2013 non-cash impairments, consolidated EBITDA was approximately $558 thousand. This compared to income of $642 thousand in the second quarter of 2013 and to income of $6.7 million in the third quarter of 2012.

Strong Financial Position

During the third quarter, GigaMedia continued to maintain a strong balance sheet. As of September 30, 2013, GigaMedia had $74.3 million in cash and marketable securities-current, or approximately $1.46 per share, compared to $73.0 million at the end of the second quarter of 2013. The company has zero debt.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of November 13, 2013. Given potential changes in economic conditions and consumer spending, the evolving nature of online games, and various other risk factors, including those discussed in the company’s 2012 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

Online games business

In response to the ongoing downturn in the PC-based games market in which GigaMedia has historically operated, management is repositioning its online games business to align itself with strong growth in browser/mobile games and social casino games. Investments in rebuilding GigaMedia’s game pipeline and upgrading systems are ongoing to support anticipated future growth.

In the short term, as this transition continues, management expects revenues to be negatively impacted by the downturn in PC-based games, as well as the end of A.V.A. operations in December, following a decision by management against renewing the game license under new, less favorable terms.

Longer term, management expects revenue growth from 1) new browser/mobile games; 2) new social casino games; and 3) new licensed games, to more than offset short-term challenges. The company expects launches of multiple new mobile games and new social casino games over the next several months, to be followed by launch of ArcheAge in the second half of 2014.

The pace of future growth will be subject to the timing of the aforesaid rapidly developing growth initiatives, as well as potential new strategic transactions, making near-term forecasts difficult. Nonetheless, based on progress to date in strengthening the pipeline, building a new technology platform, and executing new growth plans, management is confident the online games business will deliver growing revenues in 2014.

Cloud services business

GigaMedia’s cloud services business was launched in April 2013 with a cloud-based Software as a Service (SaaS) offering of hosted phone, fax, storage, and video security systems for SMEs. Management plans to expand the scope, reach, and quality of its cloud offerings going forward. Expansion of GigaCloud in 2014 will begin with both new hosted and new private SaaS applications and services refocused on larger SMEs; new consulting services are also planned. Longer term, GigaCloud targets a full range of cloud products and services, which will include Infrastructure as a Service (IaaS) and Platform as a Service (PaaS).

Management expects GigaCloud to make initial small revenue contributions in the fourth quarter of 2013. Based on results to date and the company’s strategic growth plans, management is confident the cloud business will deliver growing revenues in 2014.

Overall Outlook

Financial results in the fourth quarter of 2013 may be negatively impacted by a non-cash impairment of goodwill related to legacy PC-based online game operations and by revenue softness as the company transitions its online games business. The company expects cash to increase in the fourth quarter of 2013 from the disposal of its interest in a Taiwan-based game studio. In 2014, the company expects accelerating revenue growth driven by major new product launches and subscriber growth in its online games and cloud computing businesses. Based on improvements gained to date from implementing its strategic growth plans, management is confident in its ability to deliver significant improvement in the company’s 2014 financials and increasing shareholder value.

Use of Non-GAAP Measures

To supplement GigaMedia’s consolidated financial statements presented in accordance with US GAAP, the company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Conference Call and Webcast

Management will hold an investor conference call and webcast on Thursday, November 13, 2013 at 7:00 p.m. Eastern Daylight Time, which is 8:00 a.m. Taipei Time on November 14, 2013, to discuss GigaMedia’s third-quarter 2013 performance.

Dial-in numbers:

U.S.: +1-845-675-0437

International: +65-6723-9381

Passcode: 96171517

A replay will be available from 11:00 p.m. Eastern Standard Time on November 13, 2013 for seven days.

U.S.: +1-646-254-3697

International: +612-8199-0299

Passcode: 96171517

A link to the live and archived webcast will be available at www.gigamedia.com.

Conference Call Format

The call will consist of brief prepared remarks, followed by live Q&A and management responses to questions submitted via email. Questions may be sent in advance to IR@gigamedia.com.tw.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business develops and operates a suite of games in Taiwan and Hong Kong, with focus on Web-based/mobile games and social casino games. The company’s cloud computing business is focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in April 2013 and its other filings with the United States Securities and Exchange Commission.

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(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	9/30/2013	6/30/2013	9/30/2012
	unaudited	unaudited	unaudited
	USD	USD	USD
Operating revenues
Asian online game and service revenues	3,803,430	3,652,728	7,192,530
Cloud service revenues	6,521	1,351	0

	3,809,951	3,654,079	7,192,530

Operating costs
Cost of Asian online game and service revenues	1,709,214	1,667,002	2,304,217
Cost of Cloud service revenues	70,586	59,569	0

	1,779,800	1,726,571	2,304,217

Gross profit	2,030,151	1,927,508	4,888,313

Operating expenses
Product development and engineering expenses	510,189	319,015	333,780
Selling and marketing expenses	1,253,071	1,210,152	1,903,527
General and administrative expenses	1,677,786	1,712,604	3,553,053
Bad debt expenses	979	11,230	7,161
Impairment losses	3,139,999	0	0

	6,582,024	3,253,001	5,797,521

Loss from operations	(4,551,873)	(1,325,493)	(909,208)

Non-operating income (expense)
Interest income	48,499	53,326	67,766
Gain on sales of marketable securities	539,840	0	4,237,057
Interest recoveries (expense)	72	(13,824)	277,573
Foreign exchange gain (loss) - net	339,274	(132,412)	207,612
(Loss) gain on disposal of property, plant and equipment	(1)	5	(5)
Gain on equity method investments - net	378,014	184,281	513,795
Gain on disposal of investments	0	1,219,712	1,455,935
Impairment loss on marketable securities and investments	0	0	(174,504)
Other	19,185	100,258	189,162

	1,324,883	1,411,346	6,774,391

(Loss) income from continuing operations before income taxes	(3,226,990)	85,853	5,865,183
Income tax expense	(1,403)	(153)	(494,786)

(Loss) income from continuing operations	(3,228,393)	85,700	5,370,397
Income (loss) from discontinued operations, net of tax	116,272	(1,937)	14,387

Net (loss) income	(3,112,121)	83,763	5,384,784
Less: Net loss (gain) attributable to noncontrolling interest and subsidiary preferred shares	92	(7)	483,935

Net (loss) income attributable to GigaMedia	(3,112,029)	83,756	5,868,719

(Loss) earnings per share attributable to GigaMedia
Basic:
(Loss) income from continuing operations	(0.06)	0.00	0.12
Loss from discontinued operations	0.00	0.00	0.00

	(0.06)	0.00	0.12

Diluted:
(Loss) income from continuing operations	(0.06)	0.00	0.11
Loss from discontinued operations	0.00	0.00	0.00

	(0.06)	0.00	0.11

Weighted average shares outstanding:
Basic	50,719,976	50,719,976	50,719,976

Diluted	50,719,976	51,805,045	52,164,344

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	9/30/2013	6/30/2013	9/30/2012
	unaudited	unaudited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	54,658,747	55,263,459	63,412,768
Marketable securities - current	19,622,706	17,697,033	34,202,346
Accounts receivable - net	2,480,216	2,081,571	3,840,731
Prepaid expenses	616,367	799,026	658,753
Restricted cash	0	0	743,611
Other receivables	645,557	2,407	2,793,986
Other current assets	922,309	879,752	1,005,737

Total current assets	78,945,902	76,723,248	106,657,932

Marketable securities - noncurrent	4,263,473	4,241,916	4,421,299
Investments	5,828,209	5,090,643	6,046,951
Property, plant & equipment - net	1,744,797	1,803,237	2,193,171
Goodwill	16,630,544	16,392,173	29,388,112
Intangible assets - net	14,569,242	14,893,449	15,831,067
Prepaid licensing and royalty fees	4,683,692	7,943,568	9,398,615
Other assets	431,908	481,069	707,679

Total assets	127,097,767	127,569,303	174,644,826

Liabilities and equity
Accounts payable	183,702	216,125	448,785
Accrued compensation	1,127,221	771,419	1,465,030
Accrued expenses	3,007,902	3,561,367	7,279,465
Short-term borrowings	0	0	7,679,181
Other current liabilities	6,950,036	6,858,350	7,600,727

Total current liabilities	11,268,861	11,407,261	24,473,188
Other liabilities	845,164	832,032	747,752

Total liabilities	12,114,025	12,239,293	25,220,940

GigaMedia’s shareholders’ equity	115,322,174	115,668,461	149,762,146
Noncontrolling interest	(338,432)	(338,451)	(338,260)

Total equity	114,983,742	115,330,010	149,423,886

Total liabilities and equity	127,097,767	127,569,303	174,644,826

GIGAMEDIA LIMITED

Reconciliations of Non-GAAP Results of Operations

	Three months ended
	9/30/2013	6/30/2013	9/30/2012
	unaudited	unaudited	unaudited
	USD	USD	USD
Reconciliation of Net (Loss) Income to EBITDA
Net (loss) income attributable to GigaMedia	(3,112,029)	83,756	5,868,719
Depreciation	99,130	107,110	197,841
Amortization	477,940	490,397	538,120
Interest income	(48,790)	(39,842)	(373,723)
Income tax expense	1,403	153	475,795

EBITDA	(2,582,346)	641,574	6,706,752